Exhibit 99.2

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026

U.S. DOLLARS IN THOUSANDS

(Except share and per share data)

(UNAUDITED)

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026

U.S. DOLLARS IN THOUSANDS

(Except share and per share data)

(UNAUDITED)

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands

(Except share data)

	June 30,	December 31,
	2026	2025
	Unaudited	Audited
ASSETS

Current assets:
Cash and cash equivalents	$7,035	$6,236
Restricted cash	57	53
Marketable equity securities	15	26
Trade receivables	16	118
Other receivables	324	398
Total current assets	7,447	6,831

Non-current assets:
Right of use asset	1,310	1,335
Fixed assets, net	169	187
Total non-current assets	1,479	1,522

Total assets	$8,926	$8,353

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$164	$249
Operating lease liability	432	339
Other accounts payable	1,399	1,481
Total current liabilities	1,995	2,069

Operating lease liability	1,133	1,173

Total liabilities	3,128	3,242

Shareholders’ equity:
Ordinary shares, no par value per share (“Ordinary Shares”) Authorized 1,000,000,000 shares. Issued and outstanding: 371,385,669 shares as of June 30, 2026, and 140,634,421 as of December 31, 2025.	—	—
Additional paid-in capital	155,574	149,164
Accumulated deficit	(148,462)	(142,931)
Total Foresight Autonomous Holdings Ltd. shareholders’ equity	7,112	6,233
Non-controlling interest	(1,314)	(1,122)
Total equity	5,798	5,111

Total liabilities and shareholders’ equity	$8,926	$8,353

The accompanying notes are an integral part of the consolidated financial statements.

2

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars in thousands

(Except share and per share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2026	2025	2026	2025
	Unaudited		Unaudited

Revenues	$287	$240	$86	$128

Cost of revenues	(98)	(84)	(24)	(42)

Gross profit	189	156	62	86

Operating expenses:

Research and development, net	(3,860)	(4,426)	(1,932)	(2,156)
Sales and marketing	(821)	(629)	(386)	(295)
General and administrative	(1,280)	(1,296)	(657)	(586)

Operating loss	(5,772)	(6,195)	(2,913)	(2,951)

Financing income, net	17	100	78	136

Net loss	$(5,755)	$(6,095)	$(2,835)	$(2,815)

Attributable to non-controlling interest	(224)	(70)	(108)	(56)
Attributable to equity holders	(5,531)	(6,025)	(2,727)	(2,759)

Basic and diluted net loss per share from continuing operations	$(0.02)	$(0.07)	$(0.01)	$(0.03)
Weighted average number of shares outstanding used in computing basic and diluted net loss per share	231,181,999	82,097,990	269,367,413	87,993,689

The accompanying notes are an integral part of the consolidated financial statements.

3

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

(Except share data)

	Ordinary Shares		Additional paid-in	Accumulated	Total Foresight Autonomous Holdings Ltd. Shareholders’	Non-controlling	Total shareholders’
	Number	Amount	capital	deficit	equity	interest	equity

Balance as of January 1, 2025	72,672,958	—	137,094	(131,028)	6,066	664	6,730

Issuance of Ordinary Shares, net of issuance costs (*)	33,799,530	—	4,001	—	4,001	—	4,001
Issuance of warrants, net of issuance costs (*)	31,816,397	—	4,519	—	4,519	—	4,519
Modification of warrants previously issued in connection with fundraising (See note 10C)	—	—	164	—	164	—	164
Transactions with shareholder	—	—	61	—	61	—	61
Issuance of shares in subsidiary	—	—	2,508	—	2,508	(1,716)	792
Share-based payment	2,345,536	—	817	—	817	130	947
Loss for the year	—	—	—	(11,903)	(11,903)	(200)	(12,103)

Balance as of December 31, 2025	140,634,421	—	149,164	(142,931)	6,233	(1,122)	5,111

Issuance of Ordinary Shares, net of issuance costs (*)	174,049,320	—	4,969	—	4,969	—	4,969
Receipts on account of Shares	—	—	1,060	—	1,060	—	1,060
Issuance of warrants, net of issuance costs (*)	54,381,210	—	18	—	18	—	18
Share-based payment	2,320,718	—	363	—	363	32	395
Loss for the period	—	—	—	(5,531)	(5,531)	(224)	(5,755)

Balance as of June 30, 2026 )Unaudited)	371,385,669	—	155,574	(148,462)	7,112	(1,314)	5,798

(*)	Issuance costs in the amount of $267 and $801 in 2026 and 2025, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2026	2025	2026	2025
	Unaudited		Unaudited
Cash flows from operating activities:

Net loss for the period	$(5,755)	$(6,095)	$(2,835)	$(2,815)

Adjustments to reconcile loss to net cash provided by operating activities	475	722	682	205

Total net cash used in operating activities	$(5,280)	$(5,373)	$(2,153)	$(2,610)

Cash flows from investing activities:

Purchase of fixed assets	(16)	(4)	(3)	(3)

Total net cash used in investing activities	(16)$	$(4)	(3)$	$(3)

Cash flows from financing activities:
Issuance of Ordinary Shares and warrants, net of issuance expenses	6,047	4,482	5,151	-
Total net cash provided by financing activities	$6,047	$4,482	$5,151	$-

Effect of exchange rate changes on cash and cash equivalents	52	105	132	156

Increase (decrease) in cash, cash equivalents and restricted cash	803	(790)	3,127	(2,457)
Cash, cash equivalents and restricted cash at the beginning of the period	$6,289	$7,182	$3,965	$8,849

Cash, cash equivalents and restricted cash at the end of the period	$7,092	$6,392	$7,092	$6,392

The accompanying notes are an integral part of the consolidated financial statements.

5

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2026	2025	2026	2025
	Unaudited		Unaudited

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:

Share-based payment	395	459	185	217
Depreciation	34	115	16	26
Revaluation of marketable equity securities	11	46	3	5
Exchange rate changes on cash and cash equivalents	(52)	(105)	(132)	(156)

Changes in assets and liabilities:
Decrease in trade receivables	102	80	259	99
Decrease in other receivables	74	49	214	128
Decrease in trade payables	(85)	(143)	(103)	(250)
Changes in operating lease liability	78	121	79	146
Increase (decrease) in other accounts payable	(82)	100	161	(10)
Adjustments to reconcile loss to net cash provided by operating activities	$475	$722	$682	$205

	Six months ended		Three months ended
	June 30,		June 30,
	2026	2025	2026	2025
Supplemental cash flow information	Unaudited		Unaudited
Operating leases
Cash payments for operating leases	$261	$223	$129	$111

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

U.S. dollars in thousands

(Except share and per share data)

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

NOTE 1 - GENERAL

A.	Reporting Entity

Foresight Autonomous Holdings Ltd. (the “Company”) was incorporated in Israel in 1977 and became public in Israel in 1987. It changed its name in 2010 and again, following the acquisition of Foresight Automotive Ltd. (“Foresight Ltd.”) in January 2016, to its current name. The Company’s Ordinary Shares are traded on the Tel Aviv Stock Exchange, and its American Depository Shares (“ADSs”) (90:1 ratio) have been listed on the Nasdaq Capital Market since June 2017. Foresight Ltd. was established in July 2015 by Magna B.S.P. Ltd. (“Magna”) to transfer all of Magna’s three-dimensional (3D) computer vision research and development technology and business in the area of Advanced Driver Assistance Systems to a separate entity. As part of the reorganization, Magna transferred to Foresight Ltd. all the intellectual assets comprised mostly of know-how, software and algorithms developed by Magna. Eye-Net Mobile Ltd (“Eye-Net”) was established in May 2018 by Foresight Ltd. in order to develop cellular based, beyond-line-of-sight, accident prevention solutions. On September 15, 2022, Foresight Ltd. transferred the shares of Eye-Net to the Company, free of charge and in accordance with the provisions of Section 104 C of the Israeli Income Tax Ordinance [New Version] 5721-1961, so that after the transfer of the shares, the Company directly held all of the shares of Eye-Net. On January 5, 2022, the Company established Foresight Changzhou Automotive Ltd., (“Foresight Changzhou”), a wholly owned subsidiary of Foresight Ltd., in Jiangsu Province, China. Foresight Changzhou was established in cooperation with the China-Israel Changzhou Innovation Park, a bi-national governmental initiative that provides a unique platform for Israeli industrial companies seeking to enter the Chinese market. The Company and its subsidiaries - Foresight Ltd., Eye-Net and Foresight Changzhou - are collectively referred to as the “Company” or the “Group.” The Company is a technology company engaged in development of advanced 3-dimensional (3D) perception systems and cellular-based applications. Through its wholly owned subsidiaries, Foresight Ltd., Foresight Changzhou and Eye-Net, the Company develops both “in-line-of-sight” vision solutions and “beyond-line-of-sight” accident-prevention solutions. The Company’s 3D perception systems include modules of automatic calibration and dense 3D point cloud that can be applied to diverse markets such as automotive, defense, rail, autonomous vehicles, drones and heavy industrial equipment. Eye-Net’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge artificial intelligence technology and advanced analytics. The Group activities are subject to significant risks and uncertainties, including failing to secure additional funding to operationalize its technology before competitors develop similar technology. In addition, the Group is subject to risks from, among other things, competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements and limited operating history.

B.	Going Concern

To date, the Company has not generated significant revenues from its activities and has incurred substantial operating losses. Management expects the Company to continue to generate substantial operating losses and to continue to fund its operations primarily through the utilization of its current financial resources, sales of its products, grants and subsidies and through additional raises of capital.

Such conditions raise substantial doubts about the Company’s ability to continue as a going concern. Management’s plan includes raising funds from existing shareholders and/or outside potential investors. However, there is no assurance such funding will be available to the Company or that it will be obtained on terms favorable to the Company or will provide the Company with sufficient funds to successfully complete the development of, and to commercialize, its products. These financial statements do not include any adjustments relating to the recoverability and classification of assets, carrying amounts or the amount and classification of liabilities that may be required should the Company be unable to continue as a going concern.

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

U.S. dollars in thousands

(Except share and per share data)

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

NOTE 2 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

A.	Unaudited Interim Financial Statements

The accompanying unaudited interim condensed financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements. In the opinion of the management, all adjustments considered necessary for a fair presentation have been included (consisting only of normal recurring adjustments except as otherwise discussed). For further information, reference is made to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025.

The results of operations for the six and three months ended June 30, 2026, are not necessarily indicative of the results that may be expected for the year ending December 31, 2026.

B.	Significant Accounting Policies

The significant accounting policies followed in the preparation of these unaudited interim condensed consolidated financial statements are identical to those applied in the preparation of the latest annual financial statements.

C.	Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3 - SEGMENT REPORTING

Accounting Standards Codification 280, “Segment Reporting,” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the Company’s Chief Executive Officer, who is the chief operating decision maker (“CODM”). The CODM reviews the Company’s consolidated statements of operations for purposes of allocating resources and assessing financial performance and makes resource allocation decisions based primarily on net loss. The Company has identified one reportable and operating segment, which includes all of the Company’s operations. The Company develops and commercializes advanced vision and intelligent transportation technologies for the automotive and mobility industries.

A.	Revenues by geographic region

The following table sets forth reporting revenue information by geographic region:

	Six months ended		Three months ended
	June 30,		June 30,
	2026	2025	2026	2025
	Unaudited		Unaudited
Israel	104	104	74	74
Japan	105	75	-	31
USA	15	32	-	12
Other (*)	63	29	12	11
	287	240	86	128

(*)	No country represented is greater than 10% of the revenues as of the years presented, other than the countries presented above.

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

U.S. dollars in thousands

(Except share and per share data)

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

B.	Revenues by main customers

The following table is a summary of the distribution of revenues by main customers:

	Six months ended		Three months ended
	June 30,		June 30,
	2026	2025	2026	2025
	Unaudited		Unaudited
Customer A	104	104	74	74
Customer B	85	40	-	-
Customer C	50	11	-	11
	239	155	74	85

NOTE 4 - MATERIAL EVENTS DURING THE REPORTING PERIOD

A.	As of the date of this report, during 2026, the Company raised a gross amount of $7,045 through the sale of 3,007,169 ADSs (270,645,240 Ordinary Shares) pursuant to its sales agreement with A.G.P/Alliance Global Partners, as sales agent, dated June 14, 2024, at an average price of $2.34 per ADS. After deducting issuance costs, the Company raised a net amount of $6,772 pursuant to the sales agreement.

B.	On February 26, 2026, the Company changed the ratio of its ADSs to ordinary shares from one ADS representing 30 ordinary shares to one ADS representing 90 ordinary shares. The change in the ADS ratio did not affect the number of the Company’s outstanding ordinary shares or the underlying ownership interests of ADS holders.

NOTE 5 - SUBSEQUENT EVENTS

A.	On July 23, 2026, the Company’s shareholders did not approve the previously announced strategic investment transaction with VisionWave Holdings, Inc. As a result, the transaction was not completed. No accounting impact was recognized in the Company’s consolidated financial statements for the six months ended June 30, 2026 in connection with this transaction.

B.	On July 23, 2026, the Company’s shareholders approved the grant of restricted share units (“RSUs”) under the Company’s 2024 Share Incentive Plan to certain members of the Company’s Board of Directors and its Chief Executive Officer. The approved grants consist of 1,000,000 RSUs (equivalent to 11,111 ADSs based on the Company’s ADS ratio of 1 ADS for 90 ordinary shares) to each of Mr. Dan Avidan, an external director, Mr. Zeev Levenberg, an external director, Mr. Ehud Aharoni, an independent director, Ms. Vered Raz-Avayo, an independent director, and Mr. Moshe Scherf, a director, and 5,000,000 RSUs (equivalent to 55,556 ADSs) to Mr. Haim Siboni, the Company’s Chief Executive Officer and Chairman of the Board of Directors, for an aggregate grant of 10,000,000 RSUs (equivalent to 111,111 ADSs). The RSUs vest in 12 equal quarterly installments commencing on January 1, 2026, over a period of 36 months, subject to the recipient’s continued service with the Company through the applicable vesting dates. The total grant fair value of the awards was approximately $156. The Company will account for the awards in accordance with ASC 718, Compensation—Stock Compensation. As the awards were approved subsequent to June 30, 2026, the Company expects to recognize cumulative stock-based compensation expense relating to the period from January 1, 2026 through June 30, 2026 of approximately $26, with the remaining expense to be recognized over the remainder of the applicable vesting period.

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